CLEARY GOTTLIEB STEEN & HAMILTON LLP

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FRANKFURT AM MAIN

CHRISTOF VON DRYANDER*
Rechtsanwalt
Member of the D.C. Bar

THOMAS M. BUHL*
Rechtsanwalt
Avocat Honoraire au Barreau de Paris

PROF. DR. RICHARD KREINDLER
Attorney at Law (USA)
Member of the New York Bar
Avocat au Barreau de Paris

DR. STEPHAN BARTHELMESS*
Rechtsanwalt
Member of the New York Bar

WARD A. GREENBERG
Attorney at Law (USA)
Member of the New York Bar

DR. GABRIELE APFELBACHER*
Rechtsanwältin
Member of the New York Bar

DR. J.F. DANIEL WEYDE*
Rechtsanwalt, Steuerberater
Member of the New York Bar

PROF. DR. TILL MÜLLER-IBOLD*
Rechtsanwalt
Avocat au Barreau de Bruxelles

DR. MICHAEL J. ULMER
Rechtsanwalt

JENS HAFEMANN*
Rechtsanwalt, Steuerberater

COLOGNE △

DR. WOLFGANG KNAPP*
Rechtsanwalt
Avocat au Barreau de Bruxelles

PROF. DR. DIRK SCHROEDER
Rechtsanwalt

DR. WOLFGANG DESELAERS
Rechtsanwalt

DR. ROMINA POLLEY
Rechtsanwältin

PATRICK R. BOCK
Attorney at Law (USA)
Member of the D.C. and Illinois Bars

DR. MICHAEL BREMS*
Rechtsanwalt
Member of the New York Bar

RÜDIGER HARMS*
Rechtsanwalt

DR. KATHARINA APEL*
Rechtsanwältin
Dipl.-Volkswirtin

To:

Morgan Stanley Europe SE
Große Gallusstraße 18
60312 Frankfurt am Main
Germany

With a copy to:

United States Securities and Exchange Commission
SEC Headquarters
100 F Street
NE Washington, DC 20549-1090
United States of America

28 October 2021

Re: SEC Registration as a Non-resident Security-based Swap Dealer

        We have acted as special German counsel to Morgan Stanley Europe SE (the "Firm"), a European public limited-liability company (*Societas Europaea* or SE) organized under the laws of Germany and an investment firm (*Wertpapierinstitut*) supervised by the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* – "BaFin"), in connection with the Firm's application to register with the United States Securities and Exchange Commission ("SEC") as a non-resident security-based swap ("SBS") dealer ("SBSD"). In connection with such registration, we have been asked to analyze the following questions:

        (a)   whether the Firm can, as a matter of German law[1], provide the SEC with prompt access to its German Books and Records (as defined below);

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[1]   German law includes any European laws and regulations which are directly applicable in Germany without the need to be transposed into national law including Council Regulation (EC) No 2157/2001 and Regulation (EU) 2016/679 (the General Data Protection Regulation or "GDPR").

* Not a partner of the LLP

△ Theodor-Heuss-Ring 9 · 50668 Cologne · T: +49 221 800 40 0 · F: +49 221 800 40 199

Cleary Gottlieb Steen & Hamilton LLP is a limited liability partnership established under the laws of the State of New York, USA.
The personal liability of the partners is limited to the extent provided in such laws.
Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

(b)   whether the Firm can, as a matter of German law, submit to on-site inspection and examination by the SEC of its German Books and Records in Germany; and

(c)   whether the Firm would be in breach of German law by submitting to on-site inspection and examination of its U.S. Books and Records (as defined below) by the SEC in the U.S.

This legal opinion is provided in order to satisfy the requirement in 17 C.F.R. § 15Fb2-4(c)(1)(ii).

For the purposes of this opinion letter:

"Covered Books and Records" are only those books and records that:

(a)   relate to the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the Firm when acting as a non-resident SBSD, *i.e.*, records that relate to an SBS transaction that is either:

(i)   entered into, or offered to be entered into, by or on behalf of the Firm with a U.S. person (other than an SBS conducted through a foreign branch of such U.S. person); or

(ii)   arranged, negotiated, or executed by personnel of the Firm located in a U.S. branch or office, or by personnel of an agent of the Firm located in a U.S. branch or office, or

(b)   constitute financial records necessary for the SEC to assess the Firm's compliance with the SEC's margin and capital requirements, if applicable.

Additionally, books and records pertaining to SBS transactions entered into prior to the date that the Firm submits an application for registration are not Covered Books and Records.

"EU" means the European Union.

"GDPR" means Regulation (EU) 2016/679.

"German Books and Records" are those Covered Books and Records that are either physically held or electronically stored in Germany.

"Relevant Books and Records" means the German Books and Records and the U.S. Books and Records.

"U.S. Books and Records" are those Covered Books and Records that are either physically held or electronically stored in the United States.

In arriving at our opinions below, we have reviewed:

(a)   the Memorandum of Understanding between the SEC and the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* – "BaFin") dated 18 December 2020 concerning the consultation, cooperation and exchange of information between the SEC and BaFin in connection with the use of substituted compliance by SBSDs registering with the SEC (the "MoU");

(b)   the IOSCO administrative arrangement for the transfer of personal data (the "IOSCO Administrative Agreement") to which both the SEC and BaFin are signatories and which forms part of the MoU in accordance with Article II(27)(a) MoU; and

(c)   the SEC's Order Granting Conditional Substituted Compliance in Connection with Certain Requirements Applicable to Non-U.S. Security-Based Swap Dealers and Major Security-Based Swap Participants Subject to Regulation in the Federal Republic of Germany dated 22 December 2020 (Release No. 34-90765; File No. S7-16-20) (the "Substituted Compliance Order").

In addition, we have made such investigations of law as we have deemed appropriate as a basis for the opinions expressed below.

I.   ASSUMPTIONS

In rendering our opinion statements below, we have assumed and not independently verified:

(a)   the SEC's requests for the Relevant Books and Records and on-site inspection and examination will be *intra vires*;

(b)   the SEC will restrict its requests for, and use of, any information in the Relevant Books and Records or obtained in the course of its on-site inspection and examination, to only such information that it may lawfully request and process for (and that is strictly necessary for) its own legitimate regulatory purposes in respect of the Firm's activities as a non-resident SBSD;

(c)   the SEC will limit its requests in respect of personal data included in the Relevant Books and Records to targeted requests based upon a risk-based assessment in respect of specific customers, employees and accounts;

(d)   the SEC will maintain any information, data and documents obtained from the Firm in a secure manner and in compliance with all applicable U.S. laws of confidentiality and not share onwards any personal data obtained from the Firm other than in accordance with a lawful request of the U.S. Congress or a properly issued subpoena, or to other regulators who have demonstrated a need for the information and provided assurances of confidentiality;

(e)   the Relevant Books and Records have been collected and maintained, and are and will be held, in accordance with the applicable data protection laws as well as requirements under German labor law relating to the processing of personal data of employees; in particular the Firm and any relevant affiliates, as the case may be, have complied with all transparency requirements in respect of its processing of personal data by means of providing sufficiently detailed notices and information to its customers and employees and is otherwise complying with any applicable data protection laws and labor law requirements relating to the processing of personal data of employees;

(f)   the Firm or its relevant associated persons (including affiliates), as the case may be, have obtained any consents and approvals of any affected persons required for the disclosure of the respective information in the Relevant Books and Records to, or to allow on-site inspection and examination by, the SEC, in each case to the extent, as considered in this

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opinion letter, such consent or approval, as the case may be, is able to be validly given, and such consent or approval has not been revoked;

(g)   where the Firm is acting as controller (as defined in Article 4(7) GDPR) with respect to any element of the Relevant Books and Records that constitutes personal data, the Firm will comply in all respects with all provisions of the Data Protection Laws and the EDPB Guidelines (each as defined below) that are relevant in order for at least one of the conditions for the transfer of data to a third country pursuant to Article 49 GDPR to be available to it;

(h)   the Firm has neither permitted the private use of the Firm's business e-mail accounts nor the use of private e-mail accounts for business purposes by its employees, or the Firm has policies in place that regulate the private use with sufficient separation;

(i)   the Firm does not include the information described in 17 C.F.R. §§.18a-5(b)(8)(i)(A) through (H) or 240.18a-5(a)(10)(i)(A) through (H), as the case may be, in questionnaires or applications for employment executed by an associated person who is not a U.S. person (as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A)), unless the Firm is required to obtain such information under applicable law in the jurisdiction in which the associated person is employed or located or obtains such information in conducting a background check that is customary for the Firm in that jurisdiction and the creation or maintenance of records reflecting that information would not result in a violation of applicable law in the jurisdiction in which the associated person is employed or located; provided that the Firm does not know, or in the exercise of reasonable care should have known, of the statutory disqualification of such associated person;

(j)   the Firm will keep the U.S. Books and Records in accordance with any applicable SEC requirements;

(k)   the MoU and the IOSCO Administrative Agreement are in full force and effect, that no notice of termination has been sent pursuant to Article XI of the MoU and that no notices of discontinuation have been sent between the SEC and BaFin pursuant to Article V of the IOSCO Administrative Agreement;

(l)   the BaFin and the SEC (as applicable) will comply in all respects with all provisions of the MOU and IOSCO Administrative Agreement; and

(m)   neither the contractual arrangements with its customers or within its own organization (including any standard contractual clauses or other intragroup data transfer mechanism or protocol) nor any orders by, or other arrangements with, its prudential regulators (including the European Central Bank) or other supervisory authorities (including the BaFin) prohibit the Firm from providing the SEC with prompt access to, or allowing the on-site inspection and examination of, the German Books and Records or the U.S. Books and Records, as the case may be, or to submit to on-site inspection and examination by the SEC.

II.   OPINION STATEMENTS

Based upon the foregoing and subject to the following discussion and qualifications, it is our opinion that:

A.   the Firm can, as a matter of German law, provide the SEC with prompt access to its German Books and Records;

B.   the Firm can, as a matter of German law, submit to on-site inspection and examination by the SEC of its German Books and Records in Germany; and

C.   the Firm can, as a matter of German law, submit to on-site inspection and examination by the SEC of its U.S. Books and Records in the United States.

III.   DISCUSSION

1.   GENERAL

Under German law, there is no general restriction or prohibition in the form of a blocking statue or otherwise that would prohibit the Firm from submitting to on-site inspection and examination by the SEC of the Firm's German Books and Records in Germany or its U.S. Books and Records in the U.S. Moreover, Article V of the MoU provides for certain procedures to be followed in connection with On-Site Visits (as defined in the MoU), *i.e.*, on-site inspection and examination in Germany by the SEC. Assuming that the SEC would abide by the applicable procedures, the Firm can, as a matter of German law, submit to on-site inspection and examination by the SEC of its German Books and Records in Germany.

However, the disclosure and cross-border transfer to the SEC of the information and data contained in the Relevant Books and Records, in particular personal data [2] of employees and customers of the Firm included in the Relevant Books and Records, may be subject to certain restrictions under German law. Similar restrictions may apply in respect of employee data of the individuals participating in on-site inspection and examination in Germany. Below we are outlining the German law provisions to the extent relevant in the context of the disclosure and cross-border transfer to the SEC of the information and data contained in the Relevant Books and Records.

2.   DATA PROTECTION LAW

a.   General

The disclosure of personal data is subject to the requirements of the GDPR and the German Federal Data Protection Act (*Bundesdatenschutzgesetz*, "BDSG", together with the GDPR, the "Data Protection Laws").[3] In particular, the transfer of personal data outside of the European Economic Area ("EEA") is subject to certain restrictions. However, in case of disclosure requests from the SEC, the Firm may rely on certain legal bases and derogations from the prohibition on cross-border transfers outside of the EEA, in order to lawfully disclose and transfer the relevant data.

As described in Article IV of the MOU, the GDPR includes mechanisms that permit in certain circumstances the transfer of personal data from entities acting as

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[2]   Pursuant to Article 4(1) GDPR, personal data is any data relating to an identified or identifiable living individual and would include information on the Firm's employees as well as customers.

[3]   In the EU, the right of privacy and data protection rights are fundamental individual rights pursuant to Articles 7 and 8 of the EU Charter of Fundamental Rights (the "Charter") of 2000. In Germany, the German Constitutional Court (*Bundesverfassungsgericht*) determined both the fundamental right to informational self-determination (*Recht auf informationelle Selbstbestimmung*) and the fundamental right to guaranteed confidentiality and integrity of information technology systems (*Recht auf Gewährleistung der Vertraulichkeit und Integrität informationstechnischer Systeme*) to flow from Article 2(1) in conjunction with Article 1(1) of the German Constitution (*Grundgesetz*).

controller[4] or processor[5] under the GDPR, such as the Firm, to public authorities such as the SEC located outside the EU/EEA in the absence of an adequacy decision pursuant to Article 45(3) GDPR.[6] For instance, Article 46(1) GDPR provides that an EU based entity may transfer personal data to a third country if the entity has provided "*appropriate safeguards, and on condition that enforceable data subject rights and effective legal remedies for data subjects are available*". Furthermore, Article 49 GDPR provides that in the absence of an adequacy decision pursuant to Article 45(3) GDPR, or of appropriate safeguards pursuant to Article 46, a transfer or a set of transfers of personal data to a third country may take place based on one of the derogations enumerated in Article 49 GDPR, provided that all the conditions of such a derogation are met. Such conditions include:

(a)   the data subject has explicitly consented to the proposed transfer, after having been informed of the possible risks of such transfers for the data subject due to the absence of an adequacy decision and appropriate safeguards;

(b)   the transfer is necessary for the performance of a contract between the data subject and the controller or the implementation of pre-contractual measures taken at the data subject's request;

(c)   the transfer is necessary for the conclusion or performance of a contract concluded in the interest of the data subject between the controller and another natural or legal person;

(d)   the transfer is necessary for important reasons of public interest; and

(e)   in case none of the above conditions are applicable, if the transfer is not repetitive, concerns only a limited number of data subjects, is necessary for the purposes of compelling legitimate interests pursued by the controller which are not overridden by the interests or rights and freedoms of the data subject, and the controller has assessed all the circumstances surrounding the data transfer and has on the basis of that assessment provided suitable safeguards with regard to the protection of personal data. The controller shall, in addition to providing the information referred to in Articles 13 and 14 GDPR, inform the data subject of the transfer and of the compelling legitimate interests pursued.

In addition, the European Data Protection Board ("EDPB") has issued guidelines as to the scope and interpretation of Article 49 GDPR on derogations in the context of transfers of personal data to third countries (the "EDPB Guidelines").[7]

Given the absence as of the date hereof of an adequacy decision pursuant to Article 45(3) GDPR with respect to the United States, the Firm can provide access to the

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[4]   Pursuant to Article 4(7) GDPR, a controller is the natural or legal person, public authority, agency or other body which, alone or jointly with others, determines the purposes and means of the processing of personal data.

[5]   Pursuant to Article 4(8) GDPR, a processor is a natural or legal person, public authority, agency or other body which processes personal data on behalf of the controller.

[6]   According to Article 44 GDPR, any transfer of personal data to third countries or international organizations must, in addition to complying with Chapter V of the GDPR, also meet the conditions of the other provisions of the GDPR. In addition, any applicable supplementing, or, as the case may be, prevailing provisions of the BDSG must be observed.

[7]   EDPB's Guidelines 2/2018 on derogations of Article 49 under Regulation 2016/679.

SEC to, and submit to onsite inspection by the SEC with respect to, elements of Relevant Books and Records that constitute personal data only if the conditions of Article 46(1) GDPR or Article 49 GDPR (as interpreted by the EDPB Guidelines) are satisfied.[8]

b. Conclusion

It will be the responsibility of the Firm as data controller to assess, on a case-by-case basis (as and when the SEC requires disclosure of or access to Relevant Books and Records that may contain personal data), which of the provisions of the Data Protection Laws may be relied on for the lawful disclosure to the SEC of personal data comprising or contained in the Relevant Books and Records. On the basis of our assumption (g), according to which the Firm will comply in all respects with all provisions of the Data Protection Laws and the EDPB Guidelines that are applicable to it in its capacity as controller, with respect to any element of the Relevant Books and Records that constitutes personal data, we are of the view that the provision of prompt access to, and the submission to on-site inspection and examination of, the Relevant Books and Records, as the case may be, do not conflict with the applicable Data Protection Laws.

3. EMPLOYMENT LAW

a. General

In addition to complying with the Data Protection Laws discussed above, an employer is also generally obliged to protect its employees' right to privacy as part of a duty of care (*Fürsorgepflicht*) arising under the employment contract.[9] The employee's right to privacy comprises the right to informational self-determination (*Recht auf informationelle Selbstbestimmung*) and in particular the right to determine which of his or her personal data may be disclosed and to whom. The right to privacy applies only to personal data of the employee, and whether the disclosure of employee personal data to the SEC is permissible generally follows the rules discussed above in respect of the Data Protection Laws. For the avoidance of doubt, any information contained in the Relevant Books and Records that is not employee-related (which likely comprises a large portion of the information contained in the Relevant Books and Records) is not subject to the employer's duty of care.

b. Works council approval

Under certain circumstances, the employer's works council (*Betriebsrat*) must be involved when the employer contemplates to transfer employee data to third parties, to grant third parties access to employee data, or to conduct internal data review processes. While the works council does not have a general right of co-determination (*Mitbestimmungsrecht*) in deciding whether and how (internal) investigations and general monitoring are conducted by the employer, the employer's works council must be involved, as a general rule, if the contemplated employer measures affect the work force as a whole or certain groups thereof. In this context, the following should be considered:

(i)   If on-site investigations and examinations by the SEC are conducted by means of standardized questionnaires or checklists asking for employee personal data or

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[8]   In addition, the conditions of Articles 5 and 6 GDPR as well as section 26 BDSG have to be complied with for the lawful processing of personal data.

[9]   For purposes of the discussion below, we have assumed that the employment contract is governed by German law.

standardized interviews, the works council's prior approval might be required pursuant to section 94(1) of the German Works Constitution Act (*Betriebsverfassungsgesetz* – "BetrVG"). Considering the Firm's legitimate interest to ensure its effective supervision and to make use of substituted compliance for its SBS business, we deem it unlikely that the Firm's works council would withhold its consent to such measures, provided the specific measures are not unreasonable. To that end, we understand that, pursuant to 17 C.F.R. § 240.18a-5(a)(10)(iii), the employer would be allowed to limit the information provided in any employee questionnaires to such information that the employer is required to collect under German law, or which it otherwise customarily collects. We note that the co-determination right of the works council would not apply if questionnaires are tailored and distributed individually to employees.

(ii)   The introduction and use of technical monitoring systems by an employer with respect to the behavior or performance of its employees, such as the automated search of e-mail accounts via the company network or a software, is subject to the prior approval of the works council pursuant to section 87(1) no. 6 BetrVG. In contrast, the review of the Relevant Books and Records without using technical monitoring systems is unlikely to trigger works council approval rights.

(iii)   Finally, questioning of the workforce as a whole or certain groups thereof could also be subject to the prior approval of the works council pursuant to section 87(1) no. 1 BetrVG if interviews are to be conducted in a standardized and generalized manner and follow a formalized and uniform procedure. Individual measures caused solely by circumstances relating to individual employees without affecting the remaining workforce are not subject to works council approval.

If the competent works council were to withhold its consent contrary to our expectations, an internal conciliation committee (*Einigungsstelle*) would have to decide on whether it will be permissible to implement the measures in question. The members of the conciliation committee are appointed in equal numbers by the employer and the works council, with the chairman being jointly appointed by the employer and the works council. Again, it seems likely that the conciliation committee would approve the measures contemplated in accordance with the SEC's requirements, provided the contemplated measures are not unreasonable.

c.   **Review of e-mail communications**

Based upon our assumption that the Firm has prohibited the private use of the Firm's e-mail accounts, the Firm may assume that all e-mails and other information in the accounts are solely of a work-related nature and may therefore be reviewed by it because such review would not affect the right to privacy of the relevant employees. Such review may be subject to the prior approval of the employer's works council and the Data Protection Laws, as discussed above.

d.   **Questioning of employees**

The employer is generally permitted to instruct its employees to participate in on-site inspections and examination by the SEC, including interviews, using its instruction right (*Direktionsrecht*) pursuant to section 106 of the German Trade Act (*Gewerbeordnung*). The instruction right must be exercised in a reasonable manner, and the applicable Data Protections Laws and works council approval rights must be respected. Considering the Firm's legitimate interest to ensure its effective supervision and to make use of substituted compliance for its SBS business, we anticipate that the Firm could lawfully instruct its employees to participate in on-site inspections and examination by the SEC, including interviews. To that end, we note that employees have a duty to cooperate (*Mitwirkungspflicht*) under their employment contracts, pursuant to which employees must generally support their employer in fulfilling its obligations towards third parties, including supervisory authorities, subject to a balancing of interests, reasonableness and compliance with applicable laws.

e.   Conclusion

In light of the assumptions and discussions above, we are of the view that German employment law does not conflict with the Firm providing prompt access to, or submitting to on-site inspection and examination of, the Relevant Books and Records, as the case may be.

4.   BANK SECRECY OBLIGATIONS

a.   General

In Germany, banks and investment firms are generally subject to duties of confidentiality under bank secrecy obligations (*Bankgeheimnis*) with respect to all non-public, customer-related information obtained by them in connection with their business relationship with their customers.[10] Any customer-related information contained in the Relevant Books and Records is generally subject to such duties of confidentiality, irrespective of whether the customer is an individual or a company, and bank secrecy obligations may also extend to prospective customers, *i.e.*, persons with which a bank is in negotiations.[11]

There is no statutory German law specifying the nature and scope of bank secrecy obligations. Under German law, bank secrecy obligations generally constitute obligations under German contract law. Therefore, the substance of the applicable bank secrecy obligations mainly depends on the contractual arrangements in question (often set out in standard business terms) and, to some extent, the justified expectations of customers vis-à-vis banks in the German market.[12]

In addition to the contractual bank secrecy obligations, bank secrecy obligations are also derived from certain fundamental rights of customers under the German constitution, in particular the right to free development of one's personality (*Recht zur freien Entfaltung der Persönlichkeit*) and the right to informational self-determination, which safeguards customers against the unlimited collection, storage, use and disclosure of their data.[13] While such fundamental rights primarily shield the customers' privacy against state interference, an

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[10]   Since the bank secrecy principles discussed herein under German law generally follow the same rules for banks and investment firms, we refer only to banks in the discussion below.

[11]   For purposes of the discussion below, we have assumed that the customer relationship is governed by German law.

[12]   A typical example are the sample standard business terms (*Allgemeine Geschäftsbedinungen*) for private banks published by the German Federal Banking Association (*Bundesverband Deutscher Banken*), which under No. 2 provide for an obligation of the bank to keep customer-related information confidential. We note that special conditions (*Sonderbedingungen*) may apply to special types of transactions with customers, which may contain specific provisions, or derogate the bank's standard business terms. To that end, we refer to our assumption (m).

[13]   *See. Einsele* in Einsele, Bank- und Kapitalmarktrecht, 1. Kapitel, § 1 margin 5 (4th edition 2018) and *v. Spannenberg* in Ebenroth/Boujong/Joost/Strohn, Handelsgesetzbuch, Band 2, A. 2. VII margin 157 (4th edition 2020).

unauthorized disclosure of protected data by an institution to third parties violating such rights may constitute a tortuous act under German law, resulting in claims for injunctive relief and, as the case may be, damages.[14]

b.   Scope of duties of confidentiality

According to the German Federal Court of Justice (*Bundesgerichtshof*), bank secrecy obligations require banks to keep customer-related facts, views and opinions secret in accordance with the customers' (presumed) intention.[15] Any details related to the customers' banking relationship, in particular information on specific transactions, are considered to be protected customer-related facts. In addition, any personal information on the customer is also protected.[16]

The described duties of confidentiality generally extend to any and all (non-public) information the institution obtains by virtue of its business relationship with its customers and that are part of the Relevant Books and Records that will be provided to, or accessed by, the SEC. Within that scope, the Firm's duties of confidentiality in principle restrict disclosure to any third parties, including German and non-German regulators and supervisors. In line therewith, the sample standard business terms of the German Federal Banking Association provide that a bank must "*maintain secret any customer-related facts and opinions of which it may have knowledge (bank secrecy).*"

c.   Relationship to Data Protection Laws

Since the bank secrecy obligations apply to all customer-related information, they also protect any personal data of customers. As far as personal data is concerned, the bank secrecy obligations apply in addition to the applicable Data Protection Laws.

d.   Permitted disclosure

Under certain circumstances, the disclosure of information protected by the bank secrecy obligations is permissible. As a general rule, any protected information may be disclosed if (i) the customer agrees to such disclosure, (ii) the disclosure is required by statutory law, or (iii) the disclosure is justified by overriding interests of the Firm which outweigh the customers' interest in keeping the information confidential. Legitimate interests of third parties, however, do not justify a disclosure of protected information. In line therewith, the sample standard business terms of the German Federal Banking Association provide that protected information may be disclosed if the institution is legally required to do so or the customer has consented to the disclosure.

(i)   *Disclosure required by law*. Banks may be required by German law (including directly applicable EU law) to disclose protected information to German or European authorities, in which case the bank is exempted from its otherwise applicable duties of confidentiality under bank secrecy obligations. Examples of such requirements are the

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[14]   *Einsele* in Einsele, Bank- und Kapitalmarktrecht, 1. Kapitel, § 1 margin 11 et seq. (4th edition 2018); *Krephold* in Schimansky/Bunte/Lwowski, BankR-HdB, 1. Abschnitt, 6. Kapitel, § 39 margin 300 (5th edition 2017).

[15]   German Federal Court of Justice, decision dated 27 October 2009 - XI ZR 225/08 and decision dated 27 February 2007 - XI ZR 195/05.

[16]   *Krephold* in Schimansky/Bunte/Lwowski, BankR-HdB, 1. Abschnitt, 6. Kapitel, § 39 margin 11 et seq. (5th edition 2017).

various reporting and other information obligations under the German Banking Act (*Kreditwesengesetz*) or the German Securities Trading Act (*Wertpapierhandelsgesetz*) and related regulations.

However, there is no German or EU law requiring the disclosure of customer-related information to third country authorities such as the SEC. In particular, the MoU does neither qualify as German statutory law nor does it impose any direct obligations on German banks to disclose information to the SEC. In general, requests from non-German (regulatory) authorities to disclose information that is protected by bank secrecy obligations, or non-German law reporting obligations in respect of such protected information, do not constitute a valid exemption from the confidentiality duties under bank secrecy obligations.[17] It is also doubtful whether such regulatory obligations could be qualified as valid exemptions in the form of so-called overriding mandatory provisions (*Eingriffsnormen*)[18] under Article 9(3) sentence 1 of Regulation (EC) 593/2008 (Rome I) because it is questionable whether such obligations could be regarded as crucial for the safeguarding of the public interests of the United States. We therefore deem it unlikely that the Firm could rely on the "disclosure required by law" exemption.

(ii)   *Consent*. Since the scope of bank secrecy obligations largely depends on the customers' intentions, the Firm's customers may validly consent to the disclosure of (certain) information in specific cases or more generally.[19] If consent is validly obtained, the Firm will be released from its duties of confidentiality and may disclose the relevant information within the scope of the consent without violating its bank secrecy obligations.

Granting consent is not subject to specific form requirements, and consent may be declared in writing or orally, explicitly or implicitly. However, in order to secure evidence, banks will usually rely on written consent. Consent for bank secrecy purposes may also be given together with a consent given for data protection purposes.

In order to avoid a potential conflict between bank secrecy obligations and information and disclosure requirements under third country regulations, banks may include specific clauses in their standard business terms allowing them to comply with disclosure obligations under such regulations. For example, the special conditions for securities transactions (*Sonderbedingungen für Wertpapiergeschäfte*) permit banks to comply with information and disclosure requests of non-German authorities with respect to non-German law governed securities that are purchased or acquired outside Germany or which are kept in safe custody by the bank in Germany or in another country.[20] With respect to customers engaging in transactions in swaps with an SBSD in the United States, the industry has also developed standard consent clauses pursuant to which each party consents to the disclosure of

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[17]   *v. Spannenberg* in Ebenroth/Boujong/Joost/Strohn, Handelsgesetzbuch, Band 2, A. 2. VII margin 156 (4th edition 2020).

[18]   Overriding mandatory provisions are defined under Article 9(1) of the Rome I Regulation: "Overriding mandatory provisions are provisions the respect for which is regarded as crucial by a country for safeguarding its public interests, such as its political, social or economic organisation, to such an extent that they are applicable to any situation falling within their scope, irrespective of the law otherwise applicable to the contract under this Regulation."

[19]   *Krephold* in Schimansky/Bunte/Lwowski, BankR-HdB, 1. Abschnitt, 6. Kapitel, § 39 margin 31 (5th edition 2017).

[20]   *See* No. 20 in the *Sonderbedingungen für Wertpapiergeschäfte*; *Einsele* in Einsele, Bank- und Kapitalmarktrecht, 1. Kapitel, § 2 margin 40 (4th edition 2018); *Hopt* in Baumbach/Hopt, Handelsgesetzbuch, 2. Teil. V. (8a) Bedingungen für Wertpapiergeschäfte (AGB-WPGeschäfte), para. 20 margin 1 (40th edition 2021).

information in order to comply with any order directive or other request or inspection of the SEC.[21] Thus, it should be noted that customers wishing to do SBS transactions in the United States have an interest in consenting to the disclosure of the relevant information because otherwise the counterparty would not be able to offer the respective services to them.

As a consequence, the Firm will likely be able to rely on customer consent for purposes of its compliance with bank secrecy obligations, provided such consent is validly obtained. Please note that such consent may be withdrawn at any time.

(iii)   *Overriding interest of the Firm*. In some cases, information protected by bank secrecy obligations may be lawfully disclosed if there is an overriding interest of the bank.[22] Overriding interest is deemed to exist if there is a legitimate interest of the bank to disclose specific customer-related information that outweighs the customer's interest in keeping the information confidential.[23]

Generally, internationally active German banks may be able to rely on the overriding interest exemption in order to share customer related information with third country courts and regulators such as the SEC.[24] However, the overriding interest exemption may only be relied upon if, after balancing the interests of the bank against the interests of the individual customer, the imminent disadvantages for the bank are considered intolerable. This should particularly be the case if the non-German regulator threatens to impose severe sanctions upon the bank such as monetary fines that are significant in relation to the bank's profits, custodial sentences for their legal representatives or employees, or the revocation of required licenses. Furthermore, the bank must make every effort to avoid a violation of its bank secrecy obligations.[25]

In our view, the Firm has a strong interest in complying with the SEC's requests in order to register and maintain its status as an SBSD. However, such circumstances would not automatically lead to the disclosure being exempted from the duties of confidentiality under the bank secrecy obligations. Rather, the Firm would need to assess, on a case-by-case basis, whether its own interests in disclosing the requested customer-related information to the SEC outweigh the affected customer's interests in keeping such information confidential. In addition, the Firm would need to make every effort to avoid a violation of its bank secrecy obligations, *i.e.*, consider alternative steps to avoid disclosing customer-related information.

In light of the above, the Firm may rely on the overriding interest exemption only if, according to its assessment on a case-by-case basis, any potential financial penalties

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[21]   Article I. B. of Appendix I to the ISDA 2021 SBS Top-Up Protocol published by the International Swaps and Derivatives Association ("ISDA") on February 25, 2021, and section 2.5 of the ISDA SBS Supplement I published on May 3, 2021 by ISDA.

[22]   Higher Regional Court of Cologne, decision dated 7 August 1992 - 11 U 43/92; *v. Spannenberg* in Ebenroth/Boujong/Joost/Strohn, Handelsgesetzbuch, Band 2, A. 2. VII margin 155 (4th edition 2020); *Einsele* in Einsele, Bank- und Kapitalmarktrecht, 1. Kapitel, § 1 margin 28 (4th edition 2018).

[23]   *Hopt* in Baumbach/Hopt, Handelsgesetzbuch, 2. Teil. V. (7) Bankgeschäfte margin A/10 (40th edition 2021).

[24]   *See v. Spannenberg* in Ebenroth/Boujong/Joost/Strohn, Handelsgesetzbuch, Band 2, A. 2. VII margin 156 (4th edition 2020) and *Einsele* in Einsele, Bank- und Kapitalmarktrecht, 1. Kapitel, § 2 margin 42 (4th edition 2018).

[25]   *v. Spannenberg* in Ebenroth/Boujong/Joost/Strohn, Handelsgesetzbuch, Band 2, A. 2. VII margin 156 (4th edition 2020); *Bosch*, Das Bankgeheimnis im Konflikt zwischen US-Verfahrensrecht und deutschem Recht, IPrax 1984, 127, 131.

imposed by the SEC or restrictions on or suspension or termination of its status as a registered SBSD (and related consequences) must be regarded as intolerable in relation to the relevant customers' interests in keeping their information confidential. Considering the high bar the Firm has to meet for the overriding interest exemption to apply, the lack of court decisions on point and the potentially high number of customers affected by the SEC disclosure requests (for each of which a balancing test needs to be performed), the overriding interest exemption might not provide a permanently available and sufficiently reliable basis for the disclosure of the customer-related information in the Relevant Books and Records.

e.   Conclusion

Consequently, we consider the customers' consent as the most reliable basis for the Firm to disclose customer related information to the SEC without violating its duties of confidentiality under applicable bank secrecy obligations. In addition to relying on consent, the Firm may also be able to rely on the overriding interest exemption on a case-by-case basis if the respective requirements are met, subject to the limitations discussed above.

IV.   QUALIFICATIONS

The opinion statements above are subject to the qualifications set out below:

1.   This opinion letter relates exclusively to (i) the access provided to the SEC to the German Books and Records in respect of which, for purposes of the Data Protection Laws, the Firm is a data controller and that are subject to German law, and (ii) on-site inspection and examination by the SEC of the German Books and Records on the premises of the Firm in Germany and the U.S. Books and Records on the premises of the Firm in the United States, as the case may be.

2.   This opinion letter is confined to legal matters, and we express no opinion as to any factual matters.

3.   German legal concepts addressed in this opinion letter in the English language may not be fully equivalent to similar concepts that may be familiar to a foreign court. This opinion letter may therefore only be relied upon under the condition that this opinion letter shall be governed by German law and construed in accordance with German rules of construction and that issues of interpretation of this opinion must be brought before a German court.

4.   The opinion statements set out above are limited to the laws of Germany. We do not express any opinion as to, and have not made any investigation of, any law other than German law in force as at the date hereof and as applied according to published case law.

5.   The opinion statements set out above are based upon our understanding that the SEC has been provided "with adequate assurances" by the BaFin that "*no law or policy would impede the ability of any entity that is directly supervised by BaFin [and] that may register with the SEC "to provide prompt access to the Commission to such entity's books and records or to submit to onsite inspection or examination by the Commission"*".[26]

6.   The opinion statements to the effect that the Firm "can", as a matter of German law, take certain actions is not an expression of any opinion or a confirmation that it

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[26]   See the last paragraph to Article VII. A. of the Substituted Compliance Order.

may (lawfully) do so in any given instance where the opportunity, or request, or requirement to do so arises. It is a fundamental part of this opinion that the Data Protection Laws stipulate certain legal bases on which such action may be taken, but the lawfulness of actually taking such action is subject to the scope and qualifications of the relevant legal basis (such as, in the case of processing on the bases of Articles 6(1)(e) and 6(1)(f) GDPR, a right of data subjects to object to the relevant processing) and other applicable provisions of the Data Protection Laws, as set out in this opinion letter. Whether the requirements of (and qualifications to) the legal basis to be relied upon in a specific case are actually fulfilled, must be determined on a case-by-case basis by the Firm (as and when the SEC requires disclosure of or access to Relevant Books and Records that may contain personal data) after due and careful consideration.

7.   The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you (or any other person who may rely on this opinion in accordance with the paragraph above), or undertake any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein. We acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change of law, the SBSD will be required to submit a revised Opinion describing how, as a matter of German law, the SBSD will continue to meet its obligations.

8.   The MoU is not a legally binding agreement and therefore the SEC and BaFin are not under a legal obligation to comply with its provisions.

V.   RELIANCE

This opinion letter is being furnished solely for the benefit of the Firm and is not to be relied on by, or furnished to, any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that the Firm may submit this opinion to the SEC as part of its application to register as a non-resident SBSD. In authorizing the Firm to make this opinion available to the SEC for such purposes, we are not undertaking or assuming any duty or obligation to the SEC or establishing any lawyer-client relationship with it.

This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By: _____
Dr. Michael Ulmer, a Partner